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SECURITIE[illegible] [illegible]ISSION

03053255

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SEC MAIL PROCESSING
RECEIVED
SEP - 3 2003
WASH, D.C.
188
SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~294-71~~

8-29471

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2002 (MM/DD/YY) **AND ENDING** 6/30/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Network 1 Financial Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Bridge Avenue, Building 2, Penthouse
(No. and Street)

Red Bank, (City) New Jersey (State) 07701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William R. Hunt Jr. (732) 758-9001
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles W. Knapp
(Name — if individual, state last, first, middle name)

14 Division Street (Address) Somerville, (City) New Jersey (State) 08876 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

William R. Hunt Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Network 1 Financial Securities Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

524540004	40538942	40544274	36646691	339381530
~~524524959~~ 524510378	72411402	40544269	~~36646667~~ 77038101	337906459
~~524052771~~ 278532341	40545155	72614522	~~524517144~~ 678617463	524067348
	339381520			

Sworn to and subscribed before me this 25th day of Aug 2003

[signature]
Signature

C.F.O.
Title

[signature]
Notary Public

INGER E. HINRICHSEN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 7/18/2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NETWORK 1 FINANCIAL SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT
ON EXAMINATION OF
FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

June 30, 2003 and 2002

CHARLES W. KNAPP & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

14 DIVISION STREET
SOMERVILLE, NEW JERSEY 08876
908-722-1810

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of:

Network 1 Financial Securities, Inc.
The Galleria Building 2/PH
2 Bridge Avenue
Red Bank, New Jersey 07701

We have audited the balance sheet of Network 1 Financial Securities, Inc., as of June 30, 2003 and 2002, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Network 1 Financial Securities, Inc., as of June 30, 2003 and 2002, and the results of its operations and its cash flows for the above mentioned periods then ended, in conformity with accounting principles generally accepted in the United States.

Charles W. Knapp, C.P.A.
Charles W. Knapp and Associates
August 21, 2003

NETWORK 1 FINANCIAL SECURITIES, INC.
INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

NETWORK 1 FINANCIAL SECURITIES, INC.
BALANCE SHEET

As at June 30,

ASSETS:

CURRENT ASSETS	2003	2002
Cash & equivalents	$ 180,375	$ 687,483
Marketable securities	1,122,862	3,188,366
Receivables – other	288,772	314,097
Advances on commissions	141,132	102,949
Prepaid expenses	18,842	15,992
Deferred expenses	12,369	19,437
Taxes receivable	120,000	213,748
TOTAL CURRENT ASSETS	1,884,352	4,542,072
Furniture, fixtures and equipment, net of accumulated depreciation of $171,589 in 2003 and $160,141 in 2002	16,939	28,387
Deposits – other	2,050	2,050
Notes receivable	60,000	60,000
Deferred taxes	139,300	110,700
Other assets	40,204	40,204
TOTAL ASSETS	$2,142,845	$4,783,413

The accompanying notes are an integral part of the financial statements.

NETWORK 1 FINANCIAL SECURITIES, INC.
BALANCE SHEET

As at June 30,

LIABILITIES AND SHAREHOLDERS' EQUITY:	2003	2002
LIABILITIES		
Accounts payable and accrued expenses	$ 93,534	$ 164,940
Commissions payable	83,685	2,414,773
Securities sold not yet purchased	30,205	57,923
Taxes payable	4,009	6,298
Other payables	18,368	19,437
TOTAL LIABILITIES	229,801	2,663,371
SHAREHOLDERS' EQUITY		
Preferred stock, $1.00 par value, 8% coupon, 1,000,000 shares authorized; 215,000 shares issued and outstanding in 2003 and in 2002	215,000	215,000
Common stock, $ .01 par value, 10,000,000 shares authorized; 1,591,430 shares issued; 1,088,930 shares outstanding in 2003 and in 2002	15,914	15,914
Class B stock, $ .01 par value, 500,000 non-voting shares authorized; 150,878 shares issued; 140,528 shares outstanding in 2003 and in 2002	1,509	1,509
Additional paid-in capital	553,637	553,637
Retained earnings	1,132,113	1,339,111
Less: Common stock in treasury at cost; Class A 502,500 shares and Class B 10,350 shares	(5,129)	(5,129)
TOTAL SHAREHOLDERS' EQUITY	1,913,044	2,120,042
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,142,845	$4,783,413

The accompanying notes are in integral part of the financial statements.

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF INCOME
For the years ended June 30,

	2003	2002
REVENUES:		
Commissions and fees	$1,648,551	$3,391,432
OPERATING EXPENSES:		
Compensation	1,506,515	2,513,940
Fees	17,615	30,182
Licenses, registrations and clearing costs	290,608	488,050
Occupancy	105,385	116,958
Communications	266,278	297,429
Depreciation and amortization	11,448	18,336
Taxes	78,480	85,400
Advertising	24,305	56,867
Insurance	82,983	97,316
Professional fees	49,007	95,070
Office expenses	42,485	43,929
Travel and entertainment	13,709	36,683
Equipment rental	14,908	10,231
Repairs and maintenance	23,750	18,884
Contributions	1,550	1,300
TOTAL OPERATING EXPENSES	2,529,026	3,910,575
OPERATING LOSS FROM OPERATIONS	(880,475)	(519,143)
OTHER INCOME (EXPENSE):		
Interest and dividend income	135,411	252,178
Interest expense	(119,526)	(227,732)
Bad debt recovery/(expense)	300	(123,564)
Recapture of accrued expense	539,438	0
TOTAL OTHER INCOME (EXPENSE)	555,623	(99,118)
LOSS BEFORE INCOME TAXES	(324,852)	(618,261)
Income Tax Benefit	135,054	256,640
NET LOSS	(189,798)	(361,621)
DIVIDENDS ON PREFERRED STOCK	(17,200)	(17,200)
NET LOSS	$ (206,998)	$ (378,821)

The accompanying notes are an integral part of the financial statements.

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended June 30, 2003 and 2002

	PREFERRED STOCK		CLASS A COMMON STOCK		CLASS B COMMON STOCK		PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL EQUITY
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at 6/30/2001	215,000	$ 215,000	1,091,430	$10,914	140,528	$1,405	$ 556,112	$ 1,717,932	$ 2,501,363
Preferred Dividends Paid	0	0	0	0	0	0	0	(17,200)	(17,200)
Net Loss	0	0	0	0	0	0	0	(361,621)	(361,621)
Repurchase Class A Stock	0	0	(2,500)	(25)	0	0	(2,475)	0	(2,500)
Balance at 6/30/2002	215,000	215,000	1,088,930	10,889	140,528	1,405	553,637	1,339,111	2,120,042
Preferred Dividends Paid	0	0	0	0	0	0	0	(17,200)	(17,200)
Net Loss	0	0	0	0	0	0	0	(189,798)	(189,798)
Balance at 6/30/2003	215,000	$ 215,000	1,088,930	$10,889	140,528	$1,405	$553,637	$1,132,113	$1,913,044

The accompanying notes are an integral part of the financial statements.

NETWORK 1 FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS

For the Years ended June 30,

	2003	2002
Cash flows from operating activities:		
Net loss	$ (189,798)	$ (361,621)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	11,448	18,336
Changes in assets & liabilities:		
Accounts payable and accrued expenses	(71,406)	24,023
Other assets	4,217	(4,064)
Tax receivable	93,748	4,352
Deferred tax	(28,600)	(53,000)
Commissions payable	(2,331,088)	190,703
Taxes payable	(2,289)	4,839
Securities sold not yet purchased	(27,718)	57,707
Other payables	(1,068)	9,037
Receivables	0	5,000
Commission advances	(38,183)	(44,800)
Receivables from officers	1,367	(274)
Marketable securities	2,065,504	20,906
Net cash provided by operating activities	(513,866)	(128,856)
Cash flows from financing activities:		
Note receivable	0	30,500
Preferred dividends paid	(17,200)	(17,200)
Redemption of company stock	0	(25)
Reduction of paid in capital	0	(2,475)
Net cash provided by financing activities	(17,200)	10,800
Cash flows from investing activities:		
Purchase of office equipment	0	0
Investment advances	23,958	10,601
Net cash used in investing activities	23,958	10,601
Net decrease in cash and cash equivalents	(507,108)	(107,455)
Cash and cash equivalents at beginning of period	687,483	794,938
Cash and cash equivalents at end of period	$ 180,375	$ 687,483

The accompanying notes are an integral part of the financial statements.

NETWORK 1 FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

Organization:
Network 1 Financial Securities, Inc. was organized as a Texas corporation on March 15, 1983 and is registered as a broker-dealer with the Securities and Exchange Commission (SEC), the State of Texas and various other states. It is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker. The Company is a member of the National Association of Securities Dealers, Inc., (NASD) and the Securities Investor Protection Corporation (SIPC).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting:
The Company's policy is to use the accrual method of accounting and to prepare and present financial statements which conform to generally accepted accounting principles in the United States. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, Fixtures and Equipment:
Furniture, fixtures and equipment is stated at cost. Depreciation is provided using the straight-line method of depreciation over the estimated useful lives ranging from 5 to 7 years.

Income Tax:

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No 109, "accounting for Income Taxes" (SFAS No. 109). SFAS No. 109 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities, and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. SFAS No. 109 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets.

NETWORK 1 FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT

3. NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 (under the Securities Act of 1934). The Company is required to maintain a minimum amount of net capital as defined under such provisions. At June 30, 2003, the Company had net capital before the haircut of $1,073,286 and $1,212,328 at June 30, 2002 with a minimum net capital requirement of $100,000 at June 30, 2003 and $173,695 at June 30, 2002. The ratio of aggregate indebtedness to net capital was .727 to 1 at June 30, 2003 and 5.36 to 1 at June 30, 2002.

The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

4. LEASING ARRANGEMENTS

The Company leases its office space under a month-to-month leasing arrangement. Total rent expense under all operating leases amounted to $105,385 for the year ended June 30, 2003 and $116,958 for the year ended June 30, 2002.

5. RELATED PARTY TRANSACTIONS

The Company leases office space and equipment from a related company on a month-to-month arrangement. Total lease payments to the related company for 2003 were $120,737. The rental payments of $102,737 (see note #4) are included in the $120,737. Management of the Company states that the leases are based on the going rate for comparable space. The Company also pays consulting fees to a related company in the amount of $27,550 for the year 2003.

6. COMMITMENTS AND CONTINGENCIES

Litigation: There is one lawsuit pending as of August 16, 2002 in which Network 1 Financial is the Plaintiff. The Company is suing for breach of contract relating to a private funding initiative. No assurance as to the outcome of this matter can be given, however there would not be a material adverse affect on the Company's business.

NETWORK 1 FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

7. SHAREHOLDERS' EQUITY

Preferred Stock:
From September 1, 1992 to June 30, 1993, the Company issued 215,000 shares of preferred stock in exchange for proceeds of $215,000. The stock has a par value of $1.00 per share. The stockholders have a right to receive dividends equivalent to 8%. The stock is non-cumulative and does not have voting rights.

Common Stock-Class A:
The Company issued 1,581,430 shares of common stock, par value $.01, to three founders of the Company for proceeds of $15,814. In January, 1994, the Company issued an additional 10,000 shares of common stock, par value .01, for proceeds of $100. All common stock outstanding had full voting rights. Dividend and liquidation rights of the common stock are subordinate to those of preferred stock.

Common Stock-Class B:
From December 30, 1994 to June 30, 1995, the Company issued 136,528 shares of Class B non-voting common stock, par value $.01, for consideration of $73,550 allocated as follows: $1,365 common stock and the remainder $72,185 to paid-in-capital. The Company issued an additional 14,350 shares for consideration of $45,000 allocated as follows: $144 common stock and the remainder $44,856 to paid-in-capital.

Treasury Stock:

On August 19, 1992, the Company repurchased 500,000 shares of common stock from a former officer of the Company at the issue price of $.01 per share.

On November 11, 1997, the Company repurchased 4,350 shares of common stock-Class B at the issue price of $.01 per share. On October 15, 1999, the Company repurchased an additional 6,000 shares at the issue price of $.01 per share.

On May 29, 2002, the Company repurchased 2,500 shares of common stock-Class A at the issue price of $.01 per share.

NETWORK 1 FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

8. PENSION PLANS

The Company has a 401K plan covering substantially all of its employees. The plan provides for a discretionary annual contribution, and is allocated in proportion to compensation. In addition, each participant may elect to contribute to the plan by way of a salary reduction arrangement. An employee becomes fully vested upon completion of six years of qualifying service. A participant is always 100% vested in his own contribution.

NETWORK 1 FINANCIAL SECURITIES, INC.
SUPPLEMENTAL DATA

CHARLES W. KNAPP & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

14 DIVISION STREET
SOMERVILLE, NEW JERSEY 08876
908-722-1810

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Required by SEC Regulation T Reg 240.17a-5 (e) (4) (iii)

To the Board of Directors of:

Network 1 Financial Securities, Inc.
The Galleria Building 2/PH
2 Bridge Avenue
Red Bank, NJ 07701-1333

We have audited the financial statements of Network 1 Financial Securities, Inc. for the years ended June 30, 2003 and 2002, and have issued our report thereon dated August 21, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Charles W. Knapp, CPA

Charles W. Knapp and Associates
August 21, 2003

NETWORK 1 FINANCIAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1

As at June 30,	2003	2002
Shareholders' equity	$1,913,044	$2,120,042
Deductions and/or charges		
Non-allowable assets:		
Furniture, fixtures & equipment, net	16,939	28,387
Receivables	489,904	496,483
Deposits	2,050	2,050
Other Assets	52,723	40,354
Prepaid Expenses	18,842	15,992
Deferred Taxes	259,300	324,448
Total Non-allowable Assets	839,758	907,714
Net Capital Before Haircut	1,073,286	1,212,328
Less: Haircut	798,681	726,628
Net Capital	$ 274,605	$ 485,700
AGGREGATE INDEBTEDNESS		
Liabilities included in statement of Financial condition		
Accounts payable and accrued expenses	$ 93,534	$ 164,940
Commissions payable	83,685	2,414,773
Taxes payable	4,009	6,298
Other payables	18,368	19,437
Total Aggregate Indebtedness	$ 199,596	$2,605,448
NET CAPITAL REQUIREMENT		
Minimum net capital required:	$ 100,000	$ 173,695
Net Capital in excess of requirement	$ 174,605	$ 312,005
Ratio of aggregate indebtedness to Net capital	.727 to 1	5.36 to 1

STATEMENT PURSUANT TO PARAGRAPH (d) (4) of rule 17A-5

There are no material differences between this computation of net capital and the corresponding computation prepared by Network 1 Financial Securities, Inc., and included in the Company's unaudited Part II FOCUS filing as of the same date.

Report on Material Inadequacies

Statement Pursuant to Paragraph (J) of Rule 17A-5

No material inadequacies were found during our audit for the years ended June 30, 2003 and 2002.

NETWORK 1 FINANCIAL SECURITIES, INC

INDEPENDENT AUDITORS' REPORT

ON INTERNAL CONTROL

JUNE 30, 2003

CHARLES W. KNAPP & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

14 DIVISION STREET
SOMERVILLE, NEW JERSEY 08876
908-722-1810

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

As part of our examination, we made a study and evaluation of the Company's system of internal accounting control (which included the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by Network 1 Financial Securities, Inc., in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3 (the Company was in compliance with the conditions of the exemption, and no facts came to our attention to indicate that the exemption had not been complied with during the period). We did not review the practices and procedures followed by the Company (i) in making the quarterly securities examination, counts, verifications, and comparison and the recordation of differences required by Rule 17a-13 or (ii) in complying with requirements for prompt payment for securities in Section 8 of Regulation T of the board of Governors of the Federal Reserve System, because the Company does not carry security for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Network 1 Financial Securities, Inc. taken as a whole. However, our study and evaluation discloses no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at June 30, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities and Exchange act of 1934 and should not be used for any other purpose.



Charles W. Knapp and Associates
August 21, 2003